UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	Terra Income Fund 6, Inc.
Address of Principal Business Office:	805 Third Avenue 8th Floor New York, New York 10022
Telephone Number:	(212) 753-5100
Name and Address of Agent for Service of Process:	Bruce D. Batkin Chief Executive Officer Terra Income Fund 6, Inc. 805 Third Avenue 8th Floor New York, New York 10022

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of New York and the State of New York on the 27th day of February, 2015.

Terra Income Fund 6, Inc.

/s/ Bruce D. Batkin
Name: Bruce D. Batkin Title: Chief Executive Officer

Attest:	/s/ Gregory M. Pinkus
Name: Gregory M. Pinkus
Title: Chief Operating Officer, Chief Financial Officer, Treasurer and Secretary